Schering divests stake in Medac

Berlin, June 9, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that it has sold its 25 per cent stake in Medac GmbH, Hamburg, to the shareholders of Medac GmbH for a two-digit million Euro figure.

At the same time, Schering has acquired from Medac the remaining 50 per cent of the shares in Medac Schering Onkologie GmbH. The activities of this company are to be integrated into a new oncology business unit at Schering Deutschland GmbH, Schering's German subsidiary. The employees of Medac Schering Onkologie GmbH will be taken over by Schering Deutschland GmbH.

Medac Schering Onkologie GmbH was founded in 2000 as a joint venture between Schering and Medac and focuses on the marketing of products for the treatment of hematological malignancies in Germany.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de


Find additional information at: www.schering.de/eng